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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

New Century Financial Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6435EV108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6435EV108

Person 1
1.	(a) Names of Reporting Persons. Sandelman Partners, LP
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 5,318,750

7. Sole Dispositive Power 0

8. Shared Dispositive Power 5,318,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,318,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions)

IA

Person 2
1.	(a) Names of Reporting Persons. Sandelman Partners Multi-Strategy Master Fund, Ltd.
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 5,218,750

7. Sole Dispositive Power 0

8. Shared Dispositive Power 5,218,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,218,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions)

OO

Person 3
1.	(a) Names of Reporting Persons. Sandelman Partners GP, LLC
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 5,318,750

7. Sole Dispositive Power 0

8. Shared Dispositive Power 5,318,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,318,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions)

HC

Person 4
1.	(a) Names of Reporting Persons. Jonathan Sandelman
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 5,318,750

7. Sole Dispositive Power 0

8. Shared Dispositive Power 5,318,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,318,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.
(a)	Name of Issuer New Century Financial Corp
(b)	Address of Issuer's Principal Executive Offices
18400 Von Karman, Suite 1000, Irvine, California, 92612

Item 2.
(a)

Name of Person Filing
1. Sandelman Partners, LP, a limited partnership organized under the laws of Delaware
2. Sandelman Partners Multi-Strategy Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands
3. Sandelman Partners GP, LLC, a limited liability company organized under the laws of Delaware
4. Jonathan Sandelman, a citizen of the United States

(b)	Address of Principal Business Office or, if none, Residence 500 Park Avenue, 3rd Floor, New York, New York, 10022
(c)	Citizenship
1. Sandelman Partners, LP - Delaware, USA
2. Sandelman Partners Multi-Strategy Master Fund, Ltd. - Cayman Islands
3. Sandelman Partners GP, LLC - Delaware, USA
4. Jonathan Sandelman – United States
(d)	Title of Class of Securities Common Stock (the “Shares”)
(e)	CUSIP Number 6435EV108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X* ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
*Sandelman Partners, LP is a registered investment adviser

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  As of December 31, 2007,

1. Sandelman Partners, LP - 5,318,750 Shares
2. Sandelman Partners Multi-Strategy Master Fund, Ltd - 5,218,750 Shares
3. Sandelman Partners GP, LLC - 5,318,750 Shares
4. Jonathan Sandelman - 5,318,750 Shares

(b)

Percent of class:  As of December 31, 2007,

1. Sandelman Partners, LP - 9.5%
2. Sandelman Partners Multi-Strategy Master Fund, Ltd. - 9.3%
3. Sandelman Partners GP, LLC - 9.5%
4. Jonathan Sandelman - 9.5%

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii)

Shared power to vote or to direct the vote

1. Sandelman Partners, LP - 5,318,750 Shares
2. Sandelman Partners Multi-Strategy Master Fund, Ltd. - 5,218,750 Shares
3. Sandelman Partners GP, LLC - 5,318,750 Shares
4. Jonathan Sandelman - 5,318,750 Shares

(iii) Sole power to dispose or to direct the disposition of 0
(iv)

Shared power to dispose or to direct the disposition of

1. Sandelman Partners, LP - 5,318,750 Shares
2. Sandelman Partners Multi-Strategy Master Fund, Ltd. - 5,218,750 Shares
3. Sandelman Partners GP, LLC - 5,318,750 Shares
4. Jonathan Sandelman - 5,318,750 Shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Sandelman Partners, LP is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 USC 80b-3). Pursuant to the investment advisory agreements between Sandelman Partners, LP ("Sandelman") and Sandelman Partners Multi-Strategy Master Fund, Ltd.,  (“Multi-Strategy Fund”), and between Sandelman and Sandelman Partners Event-Driven Master Fund, LP, a Cayman Islands limited partnership (“Event Fund”), Sandelman has voting and investment (including dispositive) power with respect to the securities reported herein that are owned by Multi-Strategy and Event Fund, Sandelman Partners GP, LLC is the general partner of Sandelman, and Jonathan Sandelman is the Managing Member of Sandelman Partners GP, LLC. Each of Sandelman, Sandelman Partners GP, LLC and Jonathan Sandelman expressly disclaims beneficial ownership of the securities noted above, except to the extent of any pecuniary interest of such person in such securities.

As of December 31, 2007, Multi-Strategy Fund and Event Fund hold 5,218,750 Shares and 100,000 Shares, respectively.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See relevant cover pages and Item 6 above.
Item 8.	Identification and Classification of Members of the Group
IA
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
SANDELMAN PARTNERS, LP
By: /s/ Jonathan Sandelman
Jonathan Sandelman
CEO

SANDELMAN PARTNERS MULTI-STRATEGY MASTER FUND, LTD
By: Sandelman Partners, LP
By: /s/ Jonathan Sandelman
Jonathan Sandelman
CEO

SANDELMAN PARTNERS GP, LLC
By: /s/ Jonathan Sandelman
Jonathan Sandelman
Managing Member

JONATHAN SANDELMAN
By: /s/ Jonathan Sandelman
Jonathan Sandelman

Signature

Name/Title
Exhibit A
EXHIBIT 1

Joint Filing Statement pursuant to Rule 13d-1(k)

The undersigned persons agree and consent that the forgoing statement is filed on behalf of each of the undersigned of this Schedule 13G in connection with their beneficial ownership of the securities referenced in the forgoing statement.

SANDELMAN PARTNERS, LP

By: /s/ JONATHAN SANDELMAN
Jonathan Sandelman
CEO

SANDELMAN PARTNERS MULTI-STRATEGY MASTER FUND, LTD
By: SANDELMAN PARTNERS, LP

By: /s/ JONATHAN SANDELMAN
Jonathan Sandelman
CEO

SANDELMAN PARTNERS GP, LLC

By: /s/ JONATHAN SANDELMAN
Jonathan Sandelman
Managing Member

JONATHAN SANDELMAN

By: /s/ JONATHAN SANDELMAN
Jonathan Sandelman

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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